UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

American Provenance II, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Wisconsin

Date of Organization:

May 22, 2018

Physical Address of Issuer:

2585 Wisconsin 92 Trunk, Mount Horeb, WI, United States

Website of Issuer:

https://www.americanprovenance.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

October 5, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$262,995	$390,430
Cash & Cash Equivalents	$4,879	$45,459
Accounts Receivable	$43,941	$30,918
Short-term Debt	$377,957	$387,180
Long-term Debt	$885,211	$558,748
Revenues/Sales	$723,356	$769,272
Cost of Goods Sold	$417,213*	$529,814*
Taxes Paid	$0	$0
Net Income	$(697,290)	$(634,649)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 9, 2021

American Provenance II, Inc.


AMERICAN
PROVENANCE®

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

American Provenance II, Inc. ("**American Provenance**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 5, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.
Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$25,000	$1,500	$23,500
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company’s advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED “*RISK FACTORS*” BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.americanprovenance.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://republic.co/american-provenance

The date of this Form C is June 9, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

American Provenance II, Inc. is a personal care products business, incorporated in Wisconsin as a corporation on May 22, 2018. At the time of incorporation of the Company, American Provenance, LLC (a Wisconsin limited liability company) contributed all of the Company's then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company.

The Company is located at 2585 Wisconsin 92 Trunk, Mount Horeb, WI, United States.

The Company's website is https://www.americanprovenance.com

The Company conducts business in Wisconsin and sells products through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/american-provenance and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$25,000
Offering Deadline	October 5, 2021
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. The Company's sales in 2020 were lower than 2019. However, the Company has continued to operate, create efficiencies, and attract new customers.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 2,400,000 shares of common stock, of which 1,397,719 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations. We depend on third party shipping providers to deliver our products to our customers and retailers. The Company may be adversely impacted by such shipping providers' ability to properly and efficiently serve the Company's customers. Further, the Company's profitability may be adversely impacted if fees paid to such shipping providers' increases, including without limitation an increase in shipping costs due to increases in fuel costs and surcharges.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Kyle LaFond, our Founder/President, Monte Henige, our Board Member, Gary Keider, our Board Member, David Gobeli, our general manager, Greta Geiger, our creative director, and Jessica Spang, our director of sales. The loss of the above individuals or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on all such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased insurance policies with respect to all individuals in the event of their death or disability. Therefore, if certain of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. The Company has purchased key person insurance for Kyle LaFond, but the amount of such insurance policy may not be enough to cover the negative affect on the Company and its operations from the loss of such person.. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is technically a subsidiary of American Provenance, LLC a limited liability company wholly owned by the Company's founder Kyle LaFond.

The majority of the Company's stock is held by American Provenance, LLC, an entity wholly owned by Kyle LaFond. American Provenance, LLC may engage in transactions, including reorganizations, mergers, consolidation, sale, or other disposition of all or substantially all of its assets without any input from the Board of Directors of the Company. Such transactions may benefit American Provenance, LLC only, with no upside to investors. However, such transactions have not been contemplated and are not likely to occur.

Prior to its incorporation, the Company conducted its business as American Provenance, LLC. The Company converted from an LLC to a corporation as part of its seed round in May of 2018. At the time of incorporation, American Provenance, LLC contributed all of its then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company. Such contributions have been attributed to Kyle LaFond as the sole owner of American Provenance, LLC.

Since the Company's conversion, American Provenance, LLC has been merely a placeholder entity and does not conduct any business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

American Provenance makes safe and effective personal care products by hand using all-natural ingredients. Founded by Kyle LaFond, a former middle school science teacher, the company originated from Kyle's concern over the questionable ingredients in the brands used by his students. Frustrated by the chemical clouds of product infiltrating the school hallways, Kyle challenged his students to create their own personal care items without harsh chemicals. After years of experiments and improvements to his own formulas, he launched American Provenance from an updated machine shed on his fourth-generation family farm. Today, the company makes almost all its own natural products from its southern Wisconsin facility near the original family farm where it all began.

Business Plan

The Company sells its products direct-to-consumer via its online properties. In addition, the Company sells its products to retailers and distributors.

The Company's Products and/or Services

Product / Service	Description	Current Market
Natural Deodorant	American Provenance's aluminum-free deodorant for men and women is handcrafted in the USA, using American made and grown ingredients when possible. All deodorants are safe and effective and contain no parabens, no sulfates and no preservatives. Free from the unknown "fragrance oils", and using only pure essential oils, this deodorant is perfect for hot summer days and those stressful holidays.	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.
Men's Grooming Products	Scruff, stubble, mutton chops, goatee, full beard, chin curtain, Van Dyke, neck beard. Whatever your style, shape or length, take care of your beard. You want up-close face time with another human? Keep that beard looking, feeling and smelling great. Gone are the days when leftover bits of lunch and skin flakes are sexy. Keep your face rug hydrated and healthy.	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.
Skin Care Products	Rejuvenate and protect your skin with a 100% natural botanical skin care routine. There is a lot to love about our botanical mixes Our natural skin care products are designed for men and women who like their ingredient list simple and non-harmful, and most importantly, effective. Each of our botanicals serves a specific purpose, all in the name of having healthier skin. Check out our face serums, body	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.

	oils, and natural skin care products for the active and inactive times of day.	
Hand Soap & Sanitizers	Hand Soap for in the bathroom, kitchen or workroom. Hand Sanitizer for on the go in a convenient TSA approved size.	Products sold through wholesale distribution at over 4000 locations nationwide, and direct to consumer through eCom channels.

Competition

Our most significant competitors are Native, Schmidt's, Every Man Jack, and Duke Cannon. Unlike all of these other brands, we actually make almost all of our own products in our own facility with our own people. The quality and consistency of our products speaks volumes and we don't need to rely on marketing gimmicks or viral videos to sell our goods.

Customer Base

Our core customers are men and women 18-34 years of age.

Supply Chain

The Company's supply chain has faced very little interruption. Most plastics, paper, and ingredients are now sourced in North America through established and reputable vendors. All products and materials used by the Company have alternative providers in the event that the main vendors cannot efficiently and economically deliver products and materials to the Company.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4915118	American Provenance	Word mark	2/23/2015	3/8/2016	USA
5890598	American Provenance	Design	4/16/19	10/22/19	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Digital Advertising and Advisors	44%	$11,000	54%	$577,800
Inventory	32%	$8,000	9.3%	$100,000
Working Capital	18%	$4,500	20.7%	$221,000
New Product Development	0%	$0	10%	$107,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Intermediary Fees
This fee will be paid to the intermediary for their services.

Digital Advertising and Advisors
These fees are paid to advisors and digital platforms for the purpose of enhancing brand awareness and driving direct sales.

Inventory
These fees are paid to suppliers to restock our inventory.

Working Capital
These fees are paid to employees and landlord for day-to-day business operations.

New Product Development
These fees are paid to suppliers and agencies for the development and evaluation of expanded product lines.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS[1]

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kyle LaFond	Founder, President, Director, Secretary (05/2015 – present)	Responsible for overall management, operations, and financing.	Natural Resources, University of Wisconsin, 2000
Monte Henige	Director (05/2018- present)	Responsible for business strategy, Owner/Operator of Tru Fragrance & Beauty 2004- Present Red Devil Investments, 2012 - Present Fuller Road Investments, 2002 - Present	Business, Notre Dame, 1986
Gary Keider	Director (05/2018- present)	Responsible for business strategy, Retired, Former VP of Kimberly-Clark 1990 - 2013 Advisor F.C. Dadson 2015 - Present	Business, Northwestern, 1980

Kyle LaFond
Mr. LaFond is the Founder and President of the Board of Directors of American Provenance. He is responsible for overall management, operations, and financing of the Company. Mr. LaFond has a degree in Natural Resources from the University of Wisconsin. Prior to American Provenance, Mr. LaFond was previously employed as a middle school teacher, and the inspiration of the Company stems from Mr. LaFond's classroom experiences with students using products filled with harsh chemicals.

Monte Henige
Mr. Henige serves on the Board of Directors of American Provenance. He is responsible for business strategy and is the owner and operator of Tru Fragrance & Beauty. Mr. Henige has a degree in business from the University of Notre Dame. Prior to American Provenance, Mr. Henige is an experienced start-up investor, specifically in beauty brands.

Gary Keider
Mr Keider serves on the Board of Directors of American Provenance. He is responsible for advising the Company on its business strategy. Mr. Keider has a degree in business from Northwestern University. Prior to American Provenance, Mr. Keider was a Vice President at Kimberly-Clark.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kyle LaFond	Founder, President, Director, Secretary (05/2015 – present)	Responsible for overall management, operations, and financing, Natural Resources	Natural Resources, University of Wisconsin, 2000

[1] At the time of incorporation of the Company, American Provenance, LLC (a Wisconsin limited liability company) contributed all of the Company's then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company. Certain individuals served as directors, officers, managers, or key persons of American Provenance, LLC, which was prior to May 2018.

Key Personnel

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Greta Geiger	Creative Director (05/2015 – present)	Responsible for creative content and branding	Graphic Design, Madison College, 2009
Jessica Sprang	Director of Sales (05/2016 – present)	Responsible for key account management	Math, University of Wisconsin, 2000
David Gobeli	General Manager (05/2015 – present)	Responsible for day to day on-site management	Arts, Columbus State, 2011

Greta Geiger

Ms. Geiger is the Creative Director for American Provenance. She is responsible for the Company's creative content and branding. Ms. Geiger has a degree in graphic design from Madison College. Prior to American Provenance, Ms. Geiger was an in-house graphic artist for a concept designer, and she has also created spaces, fixtures, and promotional materials for various-sized companies.

Jessica Sprang

Ms. Sprang is the Director of Sales for American Provenance. She is responsible for the management of the Company's key accounts. Ms. Sprang has a degree in math from the University of Wisconsin. Prior to American Provenance, Ms. Sprang was a buyer at Target, was a cosmetics buyer at Walgreens, and worked for Cody cosmetics.

David Gobeli

Mr. Gobeli is the General Manager of American Provenance. He is responsible for the day-to-day management of on-site operations. Mr. Gobeli has a degree in arts from Columbus State University. Prior to American Provenance, Mr. Gobeli worked in a number of culinary jobs and managed large kitchen teams.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wisconsin law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 2,400,000 shares of common stock, no par value. (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,397,719 shares of Common Stock, including all restricted shares of Common Stock, will be issued and outstanding and an additional 24,000 shares of Common Stock are reserved but unissued under the Company's equity incentive plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,361,719
Par Value Per Share	N/A
Voting Rights	1 vote per share
Anti-Dilution Rights	Shareholders will have the right to participate pro-rata in any sale approved by the board.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security.	97.42%

Type	Restricted Shares of Common Stock
Amount Outstanding	36,000 28,000 of the 36,000 have vested
Voting Rights	1 vote per share once vested
Anti-Dilution Rights	Once vested, shareholders will have the right to participate pro-rata in any sale approved by the board.
Material Terms	24,000 Restricted Shares of Common Stock were granted on 1/1/19 and vest 33.33% on each of 8/30/19, 8/30/20, and 8/30/21. 12,000 Restricted Shares of Common Stock were granted on 5/1/19 and vested 12.5% quarterly..
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may issue additional Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security.	2.58%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Line of Credit
Name of Lender	Bank of Prairie du Sac
Amount Outstanding	$249,818
Interest Rate and Amortization Schedule	Variable interest rate based on the Wall Street Journal U.S. Prime Rate. As of December 31, 2020, the rate was 4.25%.
Description of Collateral	The line is collateralized by all Inventory and equipment of the company.
Other Material Terms	Monthly payments of interest
Maturity Date	Revolving

Type	Term Loan
Name of Lender	Bank of Prairie du Sac
Amount Outstanding	$218,401
Interest Rate and Amortization Schedule	5.97%
Description of Collateral	The note is secured by assets of Kyle LaFond
Other Material Terms	Monthly payments under the note are $2,783 with a balloon payment of $155,531
Maturity Date	March 2024.

Type	Founder's Note
Name of Lender	Kyle LaFond
Amount Outstanding	$209,475
Interest Rate and Amortization Schedule	5%
Description of Collateral	N/A
Other Material Terms	The note contains a renewal option whereby the note may be renewed by the Company's Board of Directors, in its discretion, for additional one year terms, indefinitely
Maturity Date	December 2023

Type	Founder’s Promissory Note
Name of Lender	Kyle LaFond
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	8.5%
Description of Collateral	N/A
Other Material Terms	The note contains a renewal option whereby the note may be renewed by the Company’s Board of Directors, in its discretion, for additional one year terms, indefinitely The promissory note is subordinate to all other debts of the Company.
Maturity Date	January 2022

Type	Promissory Note
Name of Lender	Fuller Road Investments, LLC (owned and controlled by Monte Henige, a member of the Company’s Board)
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	8.5%
Description of Collateral	N/A
Other Material Terms	The note contains a renewal option whereby the note may be renewed by the Company’s Board of Directors, in its discretion, for additional one year terms, indefinitely The promissory note is subordinate to all other debts of the Company.
Maturity Date	January 2022

Type	Promissory Note
Name of Lender	Wisconsin Economic Development Corporation
Amount Outstanding	$85,076
Interest Rate and Amortization Schedule	6%
Description of Collateral	The note is collateralized by the Company's assets and an unlimited guarantee agreement with the Company's founder.
Other Material Terms	Principal and interest payments were deferred through January 31, 2020. From February 1, 2020 to July 1, 2020 six monthly installments of $500 interest only payments were due. Commencing on August 1, 2020, monthly installments in the amount $2,408 are due through the end of the term.
Maturity Date	June 2024

Type	Paycheck Protection Program Loan
Name of Lender	Bank of Prairie du Sac
Amount Outstanding	$67,500
Interest Rate and Amortization Schedule	1.0%
Description of Collateral	The note is collateralized by all the assets of the Company and guaranteed by the Company's founder.
Other Material Terms	The PPP loan will be paid in monthly installments of $1,548 from May 22, 2022 through January 22, 2026. (The Consolidated Appropriations Act signed into law in late December of 2020 may waive this balance and the Company may be entitled to recovery of the principal payments. As of the date of these financial statements such treatment was not yet verified by the Company's lenders.)
Maturity Date	April 2022

Type	Economic Injury Disaster Loan
Name of Lender	Small Business Administration
Amount Outstanding	$355,000
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	The note is collateralized by all the assets of the Company and guaranteed by the Company's founder.
Other Material Terms	Monthly payments of $1,730 begin in April of 2022.
Maturity Date	April 2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Kyle LaFond (through ownership of American Provenance, LLC or individually)	950,150 shares of Common Stock	67.98%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

American Provenance II, Inc. is a personal care products business, incorporated in Wisconsin as a corporation on May 22, 2018. At the time of incorporation of the Company, American Provenance, LLC (a Wisconsin limited liability company) contributed all of the Company's then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company.

Cash and Cash Equivalents

The Company considers all highly liquid, short-term investments with original maturities of three months or less to be cash and cash equivalents.

As of May 31, 2021 the Company had an aggregate of approximately $18,000 in cash and cash equivalents, and approximately $20,000 in short-term receivables, leaving the Company with approximately 3 to 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$2,375,000[2]	1,140,000	Equipment, Inventory, Working Capital	5/24/2018	Section 4(a)(2)
Restricted Common Stock	Services to the Company	24,000	Equipment, Inventory, Working Capital	1/1/2019	Rule 701
Restricted Common Stock	Services to the Company	12,000	Equipment, Inventory, Working Capital	5/1/2019	Rule 701
Common Stock	$74,998	22,521	Equipment, Inventory, Working Capital	12/17/2019	Rule 506(c)
Common Stock	$24,998	7,507	Equipment, Inventory, Working Capital	12/30/2019	Rule 506(c)
Common Stock	$15,001	4,505	Equipment, Inventory, Working Capital	2/10/2020	Rule 506(c)
Common Stock	$24,998	7,507	Equipment, Inventory, Working Capital	2/14/2020	Rule 506(c)
Common Stock	$74,998	22,522	Equipment, Inventory, Working Capital	4/3/2020	Rule 506(c)
Common Stock	$8,002	2,403	Equipment, Inventory, Working Capital	4/17/2020	Rule 506(c)
Common Stock	$24,998	7,507	Equipment, Inventory, Working Capital	6/29/2020	Rule 506(c)
Common Stock	$167,000	50,150	Equipment, Inventory, Working Capital	12/16/2020	Section 4(a)(2)
Common Stock	$25,000	7,508	Equipment, Inventory, Working Capital	2/1/2021	Section 4(a)(2)
Common Stock	$60,000	18,018	Equipment, Inventory, Working Capital	2/24/2021	Section 4(a)(2)
Common Stock	$51,000	15,315	Equipment, Inventory, Working Capital	4/1/2021	Rule 506(c)
Common Stock	Participation in Accelerator Program	56,256	n/a	3/23/2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

[2] At the time of incorporation of the Company, American Provenance, LLC (a Wisconsin limited liability company) contributed all of the Company's then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company. This amount includes such contribution valued at $1,872,000.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
In May 2018, the Company issued founder, Kyle LaFond, through his wholly owned limited liability company, American Provenance, LLC, 900,000 shares equal to $1,872,000 in exchange for a non-cash contribution[3].
In December 2018, the Company borrowed $190,000 under a promissory note with its founder, Kyle Lafond. The term of the note was one year and the annual interest rate was 5%.
In January 2019, the Company borrowed $25,000 under a promissory note with its founder, Kyle LaFond. The note had an initial one year term and an interest rate of 8.5% per year.
In January 2019, the Company borrowed $25,000 under a promissory note with Fuller Road Investments, LLC, an entity owned by one of the members of the Company's Board (Monte Henige). The note had an initial one year term and an interest rate of 8.5% per year.

---

[3] Prior to its incorporation, the Company conducted its business as American Provenance, LLC. As part of our seed round in May of 2018, we converted from an LLC to a corporation. At the time of incorporation, American Provenance, LLC contributed all of its then-current assets and liabilities to American Provenance II, Inc. in exchange for common stock of the Company. Such contributions have been attributed to Kyle LaFond as the sole owner of American Provenance, LLC.
Since the Company's conversion, American Provenance, LLC has been merely a placeholder entity and does not conduct any business.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 5, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, and the maximum amount that an Investor may invest in the Offering is $25,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

The Company will be conducting a separate offering under Rule 506 (c) that will take place simultaneously with the Offering ("**Concurrent Offering**"). The Concurrent Offering began on 12/17/2019 and is expected to end on August 31, 2021. The Concurrent Offering will be made exclusively to Accredited Investors. The Company expects to raise a maximum of $1,000,000 in the Concurrent Offering through the sale of Common Stock at a price of $3.33 per share, of which approximately $551,000 has been raised as of the date hereof. The Intermediary is not involved with the Concurrent Offering and will not receive a commission for the Concurrent Offering.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the early closing date at least five (5) business days prior to such early closing date (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $4,800,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,800,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kyle LaFond
(Signature)

Kyle LaFond
(Name)

Director, President, Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kyle LaFond
(Signature)

Kyle LaFond
(Name)

Director, President, Secretary
(Title)

June 9, 2021
(Date)

/s/ Monte Henige
(Signature)

Monte Henige
(Name)

Director
(Title)

June 9, 2021
(Date)

/s/ Gary Keider
(Signature)

Gary Keider
(Name)

Director
(Title)

June 9, 2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

American Provenance II, Inc.

(a Wisconsin Corporation)

Unaudited Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

American
Provenance II, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 9, 2021

To: Board of Directors of American Provenance II, Inc.
Attn: Kyle LaFond, CEO

Re: 2020 and 2019 Financial Statement Review
American Provenance II, Inc.

We have reviewed the accompanying financial statements of American Provenance II, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of American Provenance II, Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


TaxDrop

TaxDrop LLC
A New Jersey CPA Company

American Provenance II, Inc.
Balance Sheet
As of December 31, 2020 and 2019
(Unaudited)

	December 31, 2020	December 31, 2019
Assets		
Current assets:		
Cash	$4,879	$45,459
Accounts receivable, net	43,941	30,918
Inventory	134,740	230,320
Prepaids and other	22,151	12,399
Total current assets	**205,712**	**319,096**
Property and equipment, net	51,648	65,697
Other assets	5,636	5,638
Total assets	**$262,995**	**$390,430**
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$34,615	$57,333
Accrued liabilities	18,771	45,584
Line of credit	250,882	249,099
Current portion of notes payable	56,264	26,824
Accrued interest	17,425	8,339
Total current liabilities	**377,957**	**387,180**
Long-term portion of notes payable	885,211	558,748
Shareholders' equity:		
Common stock, no par value, authorized: 2,400,000 at December 31, 2019 and December 31, 2020; issued and outstanding: 1,198,522 at December 31, 2019 and 1,269,392 at December 31, 2020	0	0
Additional paid-in capital	621,997	369,381
Accumulated deficit	(1,622,169)	(924,879)
Total shareholders' equity	**(1,000,172)**	**(555,498)**
Total liabilities and shareholders' equity	**$262,995**	**$390,430**

The accompanying notes are an integral part of these financial statements.

American Provenance II, Inc.
Statements of Operations
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Year ended December 31,	
	2020	**2019**
Revenue	$723,356	$769,272
Cost of revenue	417,213	529,814
Gross Profit	**306,143**	**239,458**
Operating Expenses:		
Sales and marketing	489,145	384,409
General and administrative	549,711	449,730
Total operating expenses	**1,038,856**	**834,139**
Operating loss	**(732,713)**	**(594,681)**
Other income (loss):		
Gain on loan forgiveness	56,700	0
Grants	32,000	0
Interest expense	(53,278)	(34,649)
Other	0	(5,319)
Total other income (loss)	**35,422**	**(39,968)**
Net loss before income taxes	**(697,290)**	**(634,649)**
Income taxes	0	0
Net loss	**($697,290)**	**($634,649)**

The accompanying notes are an integral part of these financial statements.

American Provenance II, Inc.
Statements of Changes in Shareholders' Equity
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Shareholders' Equity
Balance, January 1, 2019	**1,140,000**	**$0**	**$271,604**	**($290,230)**	**($18,626)**
Issuance of common stock for cash, net	22,522	0	74,897	0	74,897
Issuance of restricted common stock for services	36,000	0	0	0	0
Vesting of restricted common stock issued for services	0	0	22,880	0	22,880
Net loss for the year ended December 31, 2019	0	0	0	(634,649)	(634,649)
Balance, December 31, 2019	**1,198,522**	**$0**	**$369,381**	**($924,879)**	**($555,498)**
Issuance of common stock for cash, net	70,870	0	223,496	0	223,496
Vesting of restricted common stock issued for services	0	0	29,120	0	29,120
Net loss for the year ended December 31, 2020	0	0	0	(697,290)	(697,290)
Balance, December 31, 2020	**1,269,392**	**$0**	**$621,997**	**($1,622,169)**	**($1,000,172)**

The accompanying notes are an integral part of these financial statements.

American Provenance II, Inc.
Statements of Cash Flows
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Year ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	**($697,290)**	**($634,649)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	16,983	14,814
Loss on disposal	0	5,319
Gain from loan forgiveness	(56,700)	0
Stock compensation	29,120	22,880
Interest converted to note balance	9,975	9,500
Changes in operating assets and liabilities:		
Accounts receivable	(13,023)	20,480
Inventory	95,580	(157,966)
Prepaid expenses and other assets	(9,752)	(7,555)
Accounts payable	(22,718)	34,308
Accrued liabilities	(26,813)	19,512
Accrued interest	9,086	7,547
Net cash used in operating activities	**(665,552)**	**(665,810)**
Cash flows from investing activities:		
Purchases of property and equipment	(2,934)	(31,015)
Net cash used in investing activities	**(2,934)**	**(31,015)**
Cash flows from financing activities:		
Proceeds from debt	421,700	400,000
Line of credit activity, net	1,783	249,099
Repayments of debt	(19,072)	(13,928)
Issuance of common stock, net of issuance costs	223,496	74,897
Net cash provided by financing activities	**627,907**	**710,068**
Net increase (decrease) in cash	**(40,579)**	**13,243**
Cash – beginning of period	45,458	32,215
Cash – end of period	**$4,879**	**$45,458**

The accompanying notes are an integral part of these financial statements.

American Provenance II, Inc.
Notes to Financial Statements
(Unaudited)

Note 1 – Description of business

American Provenance II, Inc. (which may be referred to as the “Company”, “we”, “us” or “our”) is a natural deodorant and body care company. We sell direct to consumers online through our website (americanprovenance.com) and Amazon as well as to wholesalers. We are headquartered in Mt. Horeb, Wisconsin.

The Company was incorporated in May 2018 in the State of Wisconsin. At the time of incorporation, the Company’s predecessor, American Provenance, LLC (a Wisconsin S Corporation) contributed 100% of its assets and liabilities in exchange for 900,000 shares of the newly formed C Corporation. At that same time outside investors purchased 240,000 common shares for $500,000.

Since Inception, the Company has relied on contributions from owners, the issuance of notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 2). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Note 2 – Basis of presentation and summary of significant accounting policies

Basis of Presentation

The accounting and reporting policies of the Company confirm to accounting principles generally accepted in the United States of America (“US GAAP”).

Going Concern

These financials have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities in the normal course of business. As reflected in the accompanying financial statements, we had a net loss of $697,291 and net cash used in operations $665,553 for the year ended December 31, 2020. Additionally, we have an accumulated deficit of $1,622,170 at December 31, 2020. These factors raise substantial doubt about our ability to continue as a going concern for a period of 12 months from the issuance date of this report. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate sufficient revenue; however, the Company’s cash position may not be sufficient to support its daily operations. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates made by management include, but are not limited to, the allowances for doubtful accounts, accruals for wholesale chargebacks, inventory valuations, the useful life of property and equipment, and the value of stock-based compensation.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers all highly liquid, short-term investments with original maturities of three months or less to be cash and cash equivalents. The Company maintains cash balances at one financial institution that is insured by the Federal Deposit Insurance Corporation.

Accounts Receivable and Allowance for Doubtful Accounts

We have a policy of providing an allowance for doubtful accounts based on our best estimate of the amount of probable credit losses in its existing accounts receivable. Amounts are due upon order for direct sales to consumers and generally net 30 to net 45 days to non-consumer customers. We periodically review our accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts, anticipated credits and other factors that could indicate that the realization of an account may be in doubt. Account balances deemed uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The bad debt reserve as of December 31, 2020 was $3,717.

Inventory

We value inventory, consisting of finished goods and raw materials, at the lower of cost and net realizable value. Cost is determined using an average cost method. We reduce the value of inventory for product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its net realizable value. We evaluate our current level of inventory based on historical sales and other factors and classify inventory markdowns in the statement of operations as a component of cost of goods sold. These markdowns are estimates, which could vary significantly from actual requirements if future economic conditions, customer demand or competition differ from expectations.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of inventory payments, insurance premiums and other miscellaneous items.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed, and any resulting gains or losses are included in the statement of operations.

Other assets

Other assets consist of security deposits.

Accrued Liabilities

Accrued expenses include accrued payroll, accrued commissions, sales and use taxes payable and other various unpaid expenses.

Revenue Recognition

We sell a variety of deodorant and body care products. We recognize revenue for the agreed upon sales price when a purchase order is received from the customer and subsequently the product is shipped to the customer, which satisfies the performance obligation. Consideration paid to non-consumer customers to promote and sell the Company's products is typically recorded as a reduction in revenues.

Cost of Sales

The primary components of cost of sales are the cost of the product, shipping to direct customers, order processing and credit card fees for direct customers and labor and overhead.

Marketing, Selling and Advertising

Marketing, selling and advertising costs are expensed as incurred. Included in these costs are sales commissions, digital and print advertising, consulting fees from various advisor and public relation firms and promotional goods.

Grants

Grant activity in 2020 included funds received from the Small Business Administration ("SBA"), Wisconsin Economic Development Corporation ("WEDC") and Dane County for pandemic relief and innovation initiatives.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, which requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. In 2020, the FASB deferred the adoption date of ASU 2016-02 for private companies to our 2022 calendar year. The Company is currently evaluating the effect this standard will have on its financial statements.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Note 3 - Inventory

Inventory at December 31, 2019 and December 31, 2020 consisted of the following:

	December 31, 2019	December 31, 2020
Raw materials	$ 17,903	$ 11,339
Packaging	123,767	97,059
Finished goods	88,650	26,342
Total	$ 230,320	$ 134,740

Note 4 – Property and Equipment

Property and Equipment December 31, 2019 and December 31, 2020 consisted of the following:

	December 31, 2019	December 31, 2020
Machinery and equipment	$ 83,391	$ 84,494
Leasehold improvements	-	1,831
	83,391	86,325
Less accumulated depreciation and amortization	(17,694)	(34,677)
Total	$ 65,697	$ 51,648

Depreciation expense was $14,814 in 2019 and $16,983 in 2020.

Note 5 –Accrued Liabilities

Accrued liabilities at December 31, 2019 and December 31, 2020 consisted of the following:

	December 31, 2019	December 31, 2020
Accrued payroll and payroll taxes	$ 26,507	$ 14,525
Commissions	12,332	2,202

Other	1,351	2,044
Total	$ 40,190	$ 18,771

Note 6 – Line of Credit and Notes Payable

Line of Credit

The Company has a $250,000 line of credit with a community bank. The line has a variable interest rate based on the Wall Street Journal U.S. Prime Rate. As of December 31, 2020, the rate was 4.25%. The line is collateralized by all Inventory and equipment of the company.

Notes Payable

Term Loan from Community Bank

In March 2019, the Company borrowed $250,000 from the same community bank with whom the company has a line of credit. The term of the note was 5 years and the interest rate was 5.97%. Monthly payments under the note are $2,783 with a balloon payment of $146,537 due in March of 2024. The note is secured by assets of the company's founder.

In April of 2020, the Company and bank adjusted the agreement such that the Company did not make monthly payments in April, May or June of 2020 and the balloon payment in March 2024 was increased to $155,531.

Founder's Note

In December 2018, the Company borrowed $190,000 under a promissory note with its founder. The term of the note was one year and the annual interest rate was 5%. The note contains a renewal option whereby the note may be renewed by the Company's Board of Directors, in its discretion, for additional one year terms, indefinitely, at or upon each Maturity date, on the same terms (including the same interest rate) set forth in this Promissory Note (or if the Company and Lender so agree, on such other terms as may be agreed in writing) by written notice from the Company to Lender of the exercise of such renewal option and the payment of the interest due at maturity.

In December of 2019, the Company and Founder agreed to roll the accrued interest due for 2019 into the principal value of the note. A similar arrangement was made in December of 2020. At the same time, the due date of the note was extended to December 2023.

Promissory Note from Founder

In January 2019, the Company borrowed $25,000 under a promissory note with its founder. The note had an initial one year term and an interest rate of 8.5% per year. The note contains a renewal option whereby the note may be renewed by the Company's Board of Directors, in its discretion, for additional one year terms, indefinitely, at or upon each Maturity date, on the same terms (including the same interest rate) set forth in this Promissory Note (or if the Company and Lender so agree, on such other terms as may be agreed in writing) by written notice from the Company to Lender of the exercise of such renewal option and the payment of the interest due at maturity.

The promissory note is subordinate to all other debts of the Company.

In January of 2020, the Company paid $2,125 of interest on the note and renewed the note for an additional year. In January 2021, the Company paid $2,125 of interest on the note and renewed the note for an additional year.

Promissory Note from Board Member

In January 2019, the Company borrowed $25,000 under a promissory note with an entity owned by one of its board members. The terms, conditions, renewals and subsequent interest payments related to the note are identical to those described above for the Promissory Note from Founder.

WEDC

In June of 2019, the Company borrowed $100,000 under an agreement with the Wisconsin Economic Development Corporation ("WEDC"). The note has a term of five years and an annual interest rate of 6%. Principal and interest payments were deferred through January 31, 2020. From February 1, 2020 to July 1, 2020 six monthly installments of $500 interest only payments were due. Commencing on August 1, 2020, monthly installments in the amount $2,408 are due through the end of the term.

The WEDC note is collateralized by the Company's assets and an unlimited guarantee agreement with the Company's founder.

PPP Loan

In April of 2020, the Company received a $66,700 Payroll Protection Program ("PPP") loan through the community bank mentioned above. In that same month, the Company received a $10,000 Economic Injury Disaster Loan ("EIDL") grant from the U.S. Small Business Administration ("SBA"). In November of 2020, the Company received notice that a portion of the PPP loan, $56,700, had been forgiven.

The remaining $10,000 balance of the PPP loan will be paid in monthly installments of $596 from December of 2020 through April of 2022. The Consolidated Appropriations Act signed into law in late December of 2020 may waive this remaining balance and the Company may be entitled to recovery of the principal payments. As of the date of these financial statements such treatment was not yet verified by the Company's lenders.

EIDL with SBA

In April of 2020, the Company borrowed $355,000 under an EIDL loan with the SBA. The term of the loan is 30 years and the interest rate is 3.75%. Monthly payments of $1,730 begin in April of 2021. The note is collateralized by all the assets of the Company and guaranteed by the Company's founder.

A summary of notes payable balances follows:

	December 31, 2019	December 31, 2020
Term Loan with Community Bank	$ 236,072	$ 225,065
Founder's Note	199,500	209,475
Promissory Note with Founder	25,000	25,000

Promissory Note with Board Member	25,000	25,000
WEDC	100,000	92,465
PPP Loan	-	9,470
EIDL with SBA	-	355,000
Total Notes Payable	585,572	941,475
Less current portion	(26,824)	(56,264)
Total Long-Term Notes Payable	$ 558,748	$ 885,211

The amounts of principal loan payments due in the next five years are as follows:

2021	$ 56,264
2022	106,787
2023	267,130
2024	183,879
2025	8,100
Remaining	319,315
Total	$ 941,475

Note 7 – Commitments and contingencies

The Company leases office and production space under an operating lease that runs through July 31, 2024.

Total rent payments were $44,146 for 2019 and $67,691 for 2020.

Future minimum lease payments are as follows:

2021	$ 69,175
2022	71,628
2023	74,171
2024	44,145
Total	$ 259,119

Note 8 – Shareholders' equity

As of December 31, 2020, the Company's articles of incorporation authorize the Company to issue 2,400,000 shares of no-par common stock.

In December 2019, the Company opened a funding round that offered no par value Common stock at a per share price of $4.167 per share. An investor purchased $75,000 of shares in December of 2019. The funding round remained open through the entire year of 2020. In early 2020, the offering price was reduced to $3.33 per share and the initial investor was granted additional shares. For purposes of these financial statements the December 31, 2019 Balance Sheet and Statement of Equity are presented as though the shares were issued in 2019 at the $3.33 value.

Throughout 2020, the Company issued an additional 70,870 shares for a total, net of offering costs, of $223,496.

In January 2021, the Company issued an additional 38,739 shares for a total of $129,000.

Note 9 – Restricted common stock

In January 2019, the Company issued a total of 24,000 shares of restricted common stock to certain board members. The shares vest annually, in August, over a period of three years. As of December 31, 2020, 16,000 of the shares have vested.

In May of 2019, the Company issued 12,000 shares of restricted common stock to a CFO consultant. The shares vest quarterly over a period of two years beginning on July 1, 2019. As of December 31, 2020, 9,000 of the shares have vested.

At the time of the above issuances, common shares were determined to have a value of $2.08 per share – the value per share at the most recent capital raise in May of 2018. Stock compensation expense related to the vesting of the shares was $22,880 in 2019 and $29,120 in 2020.

Note 10 – Income taxes

The Company has incurred cumulative net operating losses for income tax purposes. The net operating loss carries forward for United States income taxes, which may be available to reduce future years' taxable income. Management believes that the realization of the benefits from these losses appear not more likely than not due to the Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as necessary.

Note 11 – Subsequent events

See discussion of January 2021 issuance of common shares in Footnote 8.

In January 2021, the Company closed on a second PPP loan in the amount of $67,500. The Company expects to receive forgiveness of the full loan amount.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the “Crowdfunded Offering”) up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the “Intermediary” aka “Republic” or “Republic.co”). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management’s Evaluation

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.


Republic

Company Name	American Provenance
Logo	 AMERICAN PROVENANCE
Headline	The natural grooming solution for the every-man
Hero Image	
Tags	Consumer Goods, Wellness, B2B2C

Pitch text

Summary

- $769K revenue in 2019, with ARR projected to be $1M+ in 2021
- Over $3M in lifetime revenue
- Sold at 4000+ stores including Whole Foods & Hy-Vee
- Featured in GQ, Martha Stewart and Real Simple
- Projected revenue of $4.5M by 2023

- $1M raised (as of Form C filing date)
- Recently listed on Target.com

Problem


INGREDIENTS: Aluminum Zirconium Tetrachlorohydrex Gly, Cyclopentasiloxane, Stearyl Alcohol, Ppg-14 Butyl Ether, Fragrance (Parfum), Hydrogenated Castor Oil, Talc, Peg-8 Distearate, Caprylic/Capric Triglyceride, Sodium Starch Octenylsuccinate, Hydrated Silica, Maltodextrin, Gelatin Crosspolymer, Hydrolyzed Corn Starch, Bht, Silica, Cellulose Gum

Conventional personal care products are filled with questionable ingredients

For years conventional personal care products have been filled with ingredients that, after a lifetime of use, build up in the body and can potentially cause health problems. Parabens, phthalates, sulfates, petrochemicals, metals and more have been included in the ingredient lists of many popular products. And no better, the more natural and safer options simply weren't effective enough for once daily applications. We knew that we could do better, for ourselves and our families.

Solution


AMERICAN
PROVENANCE
NATURAL
DEODORANT
FIREPITS & FLANNELS
Wintergreen, Fir, Cedar

INGREDIENTS: Coconut Oil, Aluminum-Free Baking Soda, Arrowroot Powder, Beeswax, Shea Butter, Essential Oil Blend

American Provenance: designed with health and effectiveness in mind

American Provenance is a company dedicated to creating safe and effective all-natural men's grooming products, deodorants, and skincare applications. All of our products are built around simple ingredients that have been used for generations. There's no need for science degrees (but we have them) to interpret the ingredient panel. We work with your body, not against it, keeping all our customers looking, and smelling, great all day long. We don't rely on "clever marketing" or custom packaging or "celebrity endorsements" to sell our products. We've always insisted that it's what's inside the product that matters most.


ALUMINUM
13
Al
FREE
PARABEN
FREE
PHTHALATE
OR
OR'
FREE
SYNTHETIC FRAGRANCE
FREE

Product


ALL NATURAL
MADE IN THE USA
RECYCLABLE PACKAGING
CRUELTY FREE

Minimal ingredients, maximum effectiveness

All of our ingredients are minimally processed (straining, melting, distillation, etc.) and independently verified.

We never use any harsh chemicals, synthetics, artificial ingredients, or lab-manufactured fragrances. We believe in the old adage that "a dab will do" and encourage our customers to use as little as they deem necessary. A swipe or two of our deodorant will be all that you need to stay fresh all day long.

Our products are made by us, in our own facility, using our own formulations. And let us tell you, that's very rare in this industry.

But why does that matter? Using our team means having unmatched quality control and product consistency. Having products made in our facility means that we oversee every step of the process–no contract manufacturing surprises we find 6 months from now. And, using our own formulas, well, that means there's no other deodorant on the market quite like ours. Keeping everything internal means we not only produce the best products we can, but we also support our local community by providing jobs to our neighbors. Our community has supported our growth, and we couldn't have come this far without their help.

Not only do we support natural ingredients and our local community but we're constantly working towards lessening our impact on the environment. While we do use plastic in our product packaging, we developed paperboard biodegradable deodorant tubes long before it was cool to do so. Our Biotubes have been a hit with those customers looking to forgo plastic in their personal care. We also use 100% recyclable glass with some products. For the other products we still package in plastics, we offer a trade-in recycling program through Terracycle and a plastic reclamation program in conjunction with CleanHub. We're also proud members of 1% for the Planet.

The AP facility is ISO 9001, ISO 22716 and FDA GMP compliant.


TERRACYCLE


CLEANHUB


1% FOR THE PLANET

Traction

Retail and e-commerce presence

American Provenance has come a long way since we first began selling our products locally. We're now selling on over 4,000 shelves nationwide. We made **$769K in revenue in 2019**, and our expanded brand profile and product traction mean we have projected our **ARR to be $1M+ in 2021**.


REVENUE
PROJECTED
$4.5M
OVER $3M LIFETIME REVENUE
$2.5M
$1M
$570K
$769K
$723K
2018
2019
2020
2021
2022
2023

Customers


AMERICAN PROVENANCE
NATURAL DEODORANT

Conscious consumers looking to make the right choice for their body

Our customers are people looking to elevate their health in every way possible. We're one of the few stand-out companies that offer an alternative to traditional, potentially harmful men's grooming products and deodorants. Our all-natural adaptive formulations are effective at keeping people smelling great without overpowering a room, leaving stains on clothing, or causing irritating rashes. We've run our business with transparency and integrity and our customers have noticed. The amount of 5 star reviews across the board speak for themselves and we've satisfied thousands of consumers all around the country.


CJ
Really works
Rob M.
Best Deodorant Ever
Kim S.
Love this Deodorant
Andrew R.
Body wash = excellent
Shawn
Deodorant
I really like this product!


Chase H.
LJ
The best beard oil ever!

Business Model


WHOLE FOODS MARKET

Currently retailing at 4,000+ stores across the U.S.

You can find American Provenance products at **4000+ brick and mortar locations** across the U.S., including **Whole Foods Market, Hy-Vee and Giant Eagle.** Additionally, we have key distribution partners including **UNFI, KeHE, Frontier Cooperative, Palko, Lotus Light, and Super Naturals.**

American Provenance products can also be found on prominent e-commerce websites including **Amazon.com, Target.com, Walmart.com, and Kroger.com.** On our own website (americanprovenance.com) we have an average return customer rate of 67% and average conversion rate of 4.5% - both well above industry averages.

We have sound unit economics and fair profit margins (net 50%) on all of our products. Manufacturing our own goods allows us to have better control over our costs, inventory management, and sales cycles.


WHOLE FOODS MARKET
giant eagle
HyVee
amazon
Walmart
TARGET
Kroger

Market



Growing awareness and education is driving the natural products market

In 2018, the **global men's grooming and deodorant markets were valued at over $90B**. As rising awareness of the importance of avoiding products with harsh chemicals intertwines with the popularity of plant-based products, the natural and organic market is expected to expand. With our current defensible market position we have the opportunity to seize newcomers to the natural and organic space.

Competition


AMERICAN PROVENANCE
NATURAL DEODORANT

Our products last 2x-3x longer than competitive brands

A stick of our deodorant typically lasts **2x-3x longer than traditional deodorants**. This is because we don't use water or other fillers that deliberately shorten a product's shelf and use life. We believe in quality and value and our deodorants are actually much more cost-effective by a price-per-swipe comparison. Our key competitive advantages are our long-lasting formulas and unique scent profiles.

Vision


AMERICAN PROVENANCE
NATURAL BEARD BALM

Becoming the men's natural grooming solution

With your investment, American Provenance will continue to build a brand reputation and strive to become a household name. We also plan to launch new scents and product lines in the coming year, which will increase brand awareness and customer loyalty.

Investors


AMERICAN
PROVENANCE®
NATURAL
DEODORANT
REAL CONFIDENCE,
NATURALLY.

$1M raised*

American Provenance raised **$1M** in two previous rounds of funding. Our investors include **Winnebago Seed Fund and Tru Fragrance & Beauty**. With funds from this raise, we can support equipment and infrastructure costs, bringing on key hires, expand our brand, and develop new products.

*as of Form C filing date

Founders



Founded by a former science teacher

American Provenance was founded by Kyle LaFond, a former middle school science teacher. The company originated from Kyle's concern over the questionable ingredients in the brands used by his students. Frustrated by the chemical clouds of product infiltrating the school hallways, Kyle challenged his students to create their own personal care items without harsh chemicals. After years of experiments and improvements to his own formulas, he launched American Provenance from an updated machine shed on his fourth-generation family farm.

Team

Kyle LaFond Founder

Perks

$250	One deodorant 3-pack One branded hat
$500	One deodorant 3-pack One gift set One branded hat One branded neck gaiter
$1,000	One of every current product
$2,500	One of every current product One of every current branded wearable

FAQ

Are your products deodorants or antiperspirants?	All of our products are deodorants intended to improve the way you smell throughout the course of your day. Antiperspirants often employ metals (i.e. aluminum) to block the pores in your armpits to prevent sweating. Sweating is actually a very good thing. Sweating is one of the ways that we all thermoregulate. When we sweat our body releases water which helps us to cool down as it evaporates. When we sweat, we not only release water but our bodies also expel toxins, minerals and other substances.
Are your products organic?	Our products are all natural, but not organic. We try to use as many organic ingredients as possible, but some organic ingredients are just price prohibitive. All of our ingredients are minimally processed (straining, melting, distillation, etc.) and independently verified. We NEVER use any harsh chemicals, synthetics, artificial ingredients, or lab-manufactured fragrances.
What do you use to create your scents?	We only use essential oils in all American Provenance products. Essential oils are derived directly from the plant from which they are harvested. No additives, no preservatives, no chemical treatments. We never use lab-formulated fragrances. According to US government guidelines, “fragrances” are referred to as proprietary information with the contents of “fragrances” protected as trade secrets. This means that fragrances can basically contain anything. Gross. In the United States we have not had any significant cosmetic or personal hygiene legislation in nearly 100 years. We’ve gone through the chemical and industrial revolution and antiquated laws still govern what can be included in these products. We hold ourselves to a high standard and will only use naturally occurring and minimally processed ingredients that are safe and effective.
What do you use for your base ingredients?	Our base ingredients are coconut oil, beeswax, shea butter, aluminum-free baking soda, and arrowroot powder. The formulation for all of our standard deodorants is exactly the same, with the only difference being in the essential oils that we use. All of our other products are coconut oil and beeswax based. We also use other plant butters, oils, waxes and dry ingredients to provide our customers the best products we can make at an affordable price.
Where do you make your products?	Our products are made in our own facility in the rolling hills of southern Wisconsin. We started on our founder’s family farm but have now grow to a point where we have added a second facility just 10 minutes down that road. All of our products are hand mixed, hand poured, labeled and hand packed in our own facility.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

American Provenance II, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], American Provenance II, Inc., a Wisconsin corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $4,800,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) at a Liquidity Event or Dissolution Event, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, no par value of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the

United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's

Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company’s board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company’s consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company’s domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h) All rights and obligations hereunder will be governed by the laws of the State of Wisconsin, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Milwaukee, WI. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

American Provenance II, Inc.

By:
Name: Kyle LaFond
Title: President
Address: 2585 Wisconsin 92 Trunk, Mount Horeb, WI, United States
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between American Provenance II, Inc. a Wisconsin corporation (the "***Company***") and [Investor Name] ("***Stockholder").*** Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 180 of the Wisconsin Business Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Some people ask me, what is American Provenance? I say, well, they're handmade, natural care and wellness products made on my family farm, in a converted machine shed that my grandfather used to store tractors and other equipment in. As the idea for American Provenance was kind of coming together at the same time there was a lot of things going on in my life with my family. My grandparents had been hugely influential in my life, and at that point, my grandfather had passed away just recently. And I started thinking more about legacy, what I want to leave behind and how I want to contribute. Treating all of our customers like family is, is very important to me. I think we've taken that rather unique approach and not looked at things from a numbers perspective, but more or less from relationship and from a friend to a friend. We're a bunch of folks working on a farm and kind of a different capacity than it's ever been used for before. That's the way I want to keep things.